

July 1, 2013

Via E-mail
Jerome Griffith
Chief Executive Officer
Tumi Holdings, Inc.
1001 Durham Avenue
South Plainfield, NJ 07080

> **Re: Tumi Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 21, 2013**
> **File No. 001-35495**

Dear Mr. Griffith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 36

Net Sales, page 38

1.   We note net sales for each of your reportable segments increased significantly (10% or more) during each of the years ended December 31, 2012 and 2011. Please provide a draft disclosure to be included in future filings that describes known trends, events or uncertainties that are expected to have a material effect on net sales and quantify, if possible, any material impact by segment related to increases in sales volumes,

introduction of new products or services, increased sales prices, or any other significant changes that impacted sales of each segment. Please refer to Regulation S-K 303(a)(3).

Critical Accounting Policies and Estimates, page 44

Goodwill and Intangible Assets, page 45

2.   We note from your disclosure you use techniques including discounted expected future cash flows to test goodwill and indefinite-lived intangible assets for impairment. Please provide a draft disclosure to be included in future filings to expand your disclosure to clearly identify your reporting units for purposes of goodwill impairment testing and explain how you determined the reporting units identified.

Item 8. Financial Statements and Supplementary Data, page 50

Note 15. Segment Information, page F-26

3.   We note on page 6 that your products fall into three major categories: travel, business and accessories. Please tell us how you considered the guidance in FASB ASC 280-10-50-40 requiring disclosure of revenue from external customers for each product (or each group of similar products) by reportable segment. Alternatively, if providing the information is impracticable, that fact shall be disclosed. Please provide a draft of disclosures to be included in future filings.

Jerome Griffith
Tumi Holdings, Inc.
July 1, 2013
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining